February 16, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Peter Forst, President
First Corporation
15995 S.W. 13 th Street
Pembroke Pines, FL  33027

Re:      First Corporation
Form SB-2 filed January 18, 2005
      File No.:  333-122094

Dear Mr. Forst:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In numbering your pages, please number each page of the prospectus and do not repeat numbers. In addition, use "F-" numbers for the financial statements only.

2. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

3. In the appropriate location, discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

4. As a general checklist for your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the property,
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

5. You make references to mines and other mineral properties that exist in the area of your property. This may misguide investors into inferring that your property may have commercial mineralization, because of its proximity to these mines and properties. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine.
Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties.

6. Expand your disclosure about your exploration plans for your properties. Disclose a brief geological justification for each of your exploration projects written in non-technical language.


Registration Statement Cover Page
7. Please revise the formatting of the registration statement cover page. For instance, it is unclear which number is the primary standard industrial classification code number and which is the IRS
Employer Identification number, and it is unclear who is the agent for service. Also, revise the table on the prospectus cover page.

Cover Page of the Prospectus
8. Please clarify that funds will be "promptly" returned to investors if the minimum is not sold.
9. Please avoid repetition on the prospectus cover page. For instance, the preliminary prospectus language from Item 502(a)(10) is included twice, and you state twice that the selling shareholder offering will be concurrent with the company offering. Please revise.

Summary
10. Please provide the telephone number of the registrant, as required by Item 503(b) of Regulation S-B.
11. Please explain the statement that "the offering price of this issue was set by taking into account the resultant number of shares in the `float` and our perceived market capitalization." Given the exploration stage of the company, the lack of revenues to date and the lack of a market, please explain how you determined the perceived market capitalization or remove this disclosure. Revise similar disclosure in the section titled "Determination of Offering Price."
12. Please clarify the statement that "the offering will conclude when all of the 1,000,000 shares of our common stock have been sold, the shares no longer need to be registered to be sold or six months from the date of this prospectus" to indicate, if true, that this is whichever occurs first.
13. Please update the summary financial information as of the most recent financial statements.

Risk Factors
14. Please add a risk factor discussing the control of a majority of the common stock outstanding by the president of the company and the resultant risk to investors.
15. The first risk factor, risk factors affecting operating results, is a generic risk. Please revise to state the specific risk to the company and/or investors or remove.
16. Please add a risk factor discussing your lack of revenues to date.
17. The statement in the third risk factor that "the likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties" is a generic statement that should be removed.
18. The fourteenth risk factor, that this is a self-underwritten offering is a generic risk that should be removed.

Use of Proceeds
19. We note that the total amount of offering expenses ($28,000)
does
not agree with the amounts disclosed in the Dilution section ($25,000) and Item 25-Other Expenses of Issuance and Distribution ($18,199). Please revise to provide consistent disclosure.
20. Please provide more specificity concerning working capital.
Your
attention is directed to Item 504 of Regulation S-B.
21. In the table the "Total Net Use of Net Proceeds" appears incorrect. Please revise.
22. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. You have referenced unnamed contingencies. We note the disclosure that "these funds may be used for unanticipated expenses and contingencies including, but not limited to, additional legal fees, accounting and audit fees, regulatory filing fees and general and administrative expenses." You may reallocate your use of proceeds if you clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated used.  Please refer to Instruction 7 to Item 504 of
Regulation
S-K for guidance.
23. Please clarify the statement that you do not anticipate compensating any officer or director from the proceeds of this offering. Discuss those situations where compensation would be paid out of offering expenses, or revise to indicate affirmatively that no
offering proceeds will be used to compensate any officers or directors.
24. Please reconcile the amount allocated to general working capital
if 50% or 33 1/3% of the offering is raised in the narratives with the information in the table.
25. Under the headings "Table 3" and "Table 4," you list both
$20,000
and $30,000 as the amounts Mr. Forst and Ms. Cousineau will loan to the registrant. Please reconcile. Also, please disclose whether they are legally obligated to provide such funding.

Determination of Offering Price
26. In this "Determination of Offering Price" section and in the third paragraph under "The Offering" you have indicated that the determination was not arbitrary. However, on the cover page of the registration statement you have said that "[t]he offering price was
arbitrarily established by management and does not reflect market
value, asserts or any established criteria of valuation."   Please
resolve this apparent discrepancy. Also, consider relocating the statement that the offering price was arbitrary to the prospectus.

Dilution
27. Please revise the first paragraph to indicate that there are 7,200,000 shares issued and outstanding as of December 31, 2004. Round all per share amounts to the nearest penny. The amounts of "dilution to new investors" appear to be incorrect, please revise to disclose the correct amounts or supplementally demonstrate that your calculations are correct.
28. Please update the dilution information as of the most recent financial statements.
29. Please reconcile the net tangible book value per share before the offering in the table with the disclosure immediately following the table.

Selling Shareholders
30. Please disclose how you propose to reflect any changes in selling security holders.
31. We note the disclosure that selling shareholders may sell shares in the open market at prevailing prices or in negotiated transactions. Please clarify that selling shareholders must sell at the fixed price of $.30 until such time as you are listed on the OTC
Bulletin Board, as disclosed on the cover page.
32. Please clarify the statement that selling shareholders "may be required to deliver a current prospectus in connection with the offer or sale of their shares of our common stock." If you are referring to selling shares in reliance upon Rule 144 rather than the registration statement, please clarify.
33. Please reconcile the number of shares being registered for resale with the disclosure in the table, which currently lists 104,000 shares of common stock.
34. Please reconcile the statement that "the Selling Shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus" with the prospectus cover page, which indicates the company will offer shares concurrently with the selling shareholder offering.

Plan of Distribution
35. In discussing the offering by the company, please disclose the price per share, the minimum, and the material terms of the escrow agreement. The escrow agreement should be filed as an exhibit.
36. We note that the officers and directors will rely upon Rule
3a4-
1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. We note the statement that
Mr. Forst and Ms. Cousineau intend to contact all investors receiving a copy of the registration statement to see if the investor wishes to participate in the offering. Please disclose whether this will be written or oral.
37. Please explain the statement that Mr. Forst and Ms. Cousineau, if they purchase securities, will purchase "after the completion of the offering in order to reach the minimum amount." If the minimum has not been reached upon completion of the offering, then the funds in escrow would be required to be promptly returned to investors. We may have further comment.
38. Please remove the dealer prospectus delivery obligation, as it repeats disclosure from the outside back cover page.
39. We note the statement that the company will pay the offering expenses. Please state the offering expenses and indicate how you plan to pay these expenses if you are unable to raise the minimum in this offering.

Rule 144 Shares
40. Clarify your disclosure that the affiliate who owns 1,400,000 share of stock will be eligible to use Rule 144 three months after resigning as an officer and director, but only if she retains less than 10% of the aggregate amount of common shares then outstanding.
41. Please clarify the reference to the NASD applying to the SEC "to allow additional restrictions and requirements upon the part of the
OTCBB securities."
Directors, Executive Officers, Promoters and Control Persons
42. Please disclose the period during which Mr. Forst has served as a director.
43. Please disclose whether Mr. Forst is still associated with the companies listed in his business experience.
44. Please disclose the amount and percent of time each officer will devote to the company`s business.
45. Please disclose Ms. Cousineau`s business activities since
2002.
Include the beginning date of employment with Fish Creek Market.

Security Ownership of Certain Beneficial Owners and Management
46. Please update the disclosure as of the most recent practicable date.

Description of Securities
47. Please disclose that the amount of authorized common stock and preferred stock could be issued to delay, defer, or prevent a change of control.

Description of Business
48. Please generally discuss your business activities prior to December 2003, when Ms. Cousineau purchased shares from Ms. Kerster.
49. The following statement contradicts several statements that the registrant`s agreement with Mr. Forst, the President of the registrant was an option agreement: "We are an exploration stage company engaged in the acquisition and exploration of mineral properties. By a mineral property agreement with our President, dated
October 12, 2004, we assumed the purchase of a 100% interest in the
First Corp property (our emphasis)." Advise supplementally and revise the disclosure throughout the prospectus to clarify.
50. Disclose the material terms of the agreement with Mr. Forst. Also, please disclose the amount Mr. Forst paid for these claims and the party from whom he obtained the claims.
51. Please reconcile the statement in this section that the claims are located in the Confederation Lakes Area with the disclosure in the summary that the claims are located in the Red Lake Mining District.
52. We note that you are required to expend at least $12,800 by May
5, 2005. Please disclose the amount expended to date. Also, please reconcile the reference to a June deadline.
53. Please provide a detailed discussion of the proposed activities to occur in phases one and two of your planned exploration.
54. We note the statement that the board of directors will be making the determination as to whether the results of phase one are sufficiently positive to proceed to phase two. Disclose immediately following this statement management`s lack of experience in mining.
Also, please clarify, in light of management`s lack of experience or knowledge of mining, how this determination will be made.
55. Note 1 to the December 31, 2004 financial statements states:
"The company ...has not yet determined the nature of its business activities." Please reconcile with the disclosure in this section and explain supplementally.
Plan of Operations
56. Provide a detailed plan of operations as required by Item
303(a)
of Regulation S-B. Please include the following for phase one, phase two and the drilling phase: detailed milestones; a timeframe for beginning and completing each milestone; the estimated costs associated with each milestone; and the anticipated source(s) of funding.
57. We note the statement that if you discontinue your current business you will seek other business opportunities. Please clarify the other business opportunities. We may have further comment.
58. Please name the shareholder providing the mailing address for the company. We note that there is no compensation for the use of this address. Please explain any compensation, directly or indirectly, for the use of this address.

Certain Relationships and Related Transactions
59. Please reconcile the disclosure in this section that Mr. Forst paid $15,000 for 5 million shares with the disclosure in the business section that these shares were issued as payment for the mineral claims. Please add disclosure regarding the acquisition of the mineral claims from Mr. Forst in this section.
60. Note 7 to the financial statements refers to the "entity that owns the majority of the Company`s outstanding common stock also controls an entity that has advanced fund to the Company and has paid expenses on behalf of the Company." Add the disclosure in this section and identify the entity and the relationship of the entity to your company.
61. Provide the disclosure which Item 404(d) of Regulation S-B requires for any related transactions involving Inge Kerster, or supplementally advise why she is not a promoter.

Executive Compensation
62. Please reconcile the date of incorporation in this section with the date of incorporation elsewhere in the prospectus.
63. Please provide the disclosure required by Item 402 of Regulation
S-B for Ms. Cousineau for the year ended 2004.

Available Information
64. We note that in this section you have qualified your disclosure regarding the contents of the exhibits. You should not qualify your statements by reference to an exhibit unless you state that the material terms of that exhibit are disclosed.

Recent Sales of Unregistered Securities
65. Please expand this section to ensure that, for each issuance of stock, you provide the exemption from registration relied upon and the facts supporting the availability of the exemption.

Exhibits
66. File as an exhibit the mineral property agreement with Mr.
Forst.
67. We note the geological report filed as exhibit 99.1. We direct your attention to Industry Guide 7(b)(7), which indicates that detailed geographic maps and reports, feasibility studies and other highly technical data should not be included as part of the document but instead should be filed supplementally. Instead, please file the consent of the geologist, as the exhibits list states should be found as exhibit 99.1.
68. In view of the fact that the report should not be in the registration statement, please provide a separate consent of the geologist authorizing the use of his name, not of his report, in this
SB-2 registration statement.
69. The company is a Colorado corporation. However, in the opinion counsel states he has reviewed the Nevada statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws. Please note that counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Therefore, revise the opinion to opine on the Colorado corporate laws. Also, counsel should revise the opinion to consent to the use of his name in the Form SB-2 registration statement.

Signatures
70. Please see Instruction 1 under "Signatures" to Form SB-2 regarding who must sign the registration statement and in what capacities, and revise accordingly.


Financial Statements

Report of independent registered public accounting firm

71. Please direct the auditor to revise the opening and scope paragraphs of the audit report to address the year ended December 31,
2003, December 31, 2004 and the cumulative period from December
27,
1995 (inception) to December 31, 2004.
72. Going concern opinions that do not use the words "substantial doubt" when referencing a going concern matter do not comply with PCAOB audit standards. Direct your auditor to refer to AU Section
341.12 and revise the audit report accordingly.
73. We note that the date of the audit report precedes the date of the financial statements. Please direct the auditor to revise the report to reflect the correct date.

Statements of Operations
Statements of Cash Flows
Statement of Changes in Stockholders` Equity
74. It appears to us that capital changes such as stock splits should be retroactively applied in the financial statements. Please revise to uniformly apply the guidance of paragraph 54 of SFAS 128.
75. You disclose in Note 4 that you issued 750,000 shares of common stock on December 27, 1997 in exchange for services relating to the formation of First, and that on April 1, 1999, 2 individuals were issued 150,000 shares apiece at a price of $0.002. Based on these dates, we would expect the 1997 transaction to be reflected in the cumulative column of the statements of operations and cash flows and the 1999 transaction to be reflected in the cumulative column of the statement of cash flows, and both transactions should be presented in the appropriate year`s activity in the statement of stockholders` equity. Note that paragraph 11a of SFAS 7 requires the disclosure of activity within stockholders` equity for each year since inception.
Please revise to provide the appropriate disclosures. Note also that the issuance of stock in exchange for services should be disclosed in the statement of cash flows as an adjustment in the reconciliation of net loss to cash used in operations, and as a noncash investing and financing activity in a separate note to the statement of cash flows.
76. You also disclose that Ms. Kerster sold 700,000 shares of common stock of First to Ms. Cousineau. Please recognize this issuance in the financial statements of First, if warranted. Refer to SAB Topic
5.T.
77. The issuances of common stock for cash in 2004 appear to total $25,000. A stock split is not a cash transaction. Please revise the statements of cash flows to correct.

Note 2-Nature of Significant Accounting Policies

Intangible Assets and Long-lived Assets
78. SFAS 121 has been superseded by SFAS 144. Please revise this policy note to refer to the applicable standard.

New Accounting Pronouncements
79. Revise this note to address all issued standards that you have not yet adopted. If all newly-issued but unadopted standards are not expected to have a material effect upon your financial standards, you may make an aggregate assessment to that effect in the note instead of addressing each standard individually.
80. You should have adopted SFAS 146 by now, so delete this discussion from the note.

Note 3- Mineral Property Interest
81. The staff believes that transfers of non-monetary assets for stock or other consideration of the registrant prior to an initial public offering should be recorded at the transferor`s historical basis as determined in accordance with GAAP. Refer to the guidance in
SAB Topic 5G.
82. If you have not recognized the transfer of the claims in accordance with this guidance, revise the financial statements to do so. Revise the disclosures to describe how you valued this transaction.
83. We note that you capitalized the cost of the mineral claim and are amortizing the cost over the period of benefit. The recoverability of capitalized acquisition costs of mineral claims is presumed to be insupportable under FASB Statement No. 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7, for a mining company in the exploration stage. Hence, please revise the financial statements to expense the mineral claims as incurred.

Note 5-Commitments and Contingencies
84. Revise to discuss any legal or other contingencies and if it is at least reasonably possible that an adverse outcome will materially affect the financial statements, disclose the amount of loss that may be incurred. Refer to SFAS 5.



Note 7-Related Party Transactions
85. You disclose that a related party has paid expenses on behalf of the Company. Please confirm to the staff supplementally that all such expenses are included in the Company`s financial statements as required by SAB Topic 1.B.1. If not, revise to include all costs of doing business in the Company`s financial statements. Disclose the nature and amounts of these expenses.

General
86. Revisions made to the basic financial statements in response to our comments or on a voluntary basis should be disclosed in the notes in accordance with paragraph 37 of APB 20. Disclose prominently on the face of the financial statements that they have been restated. Direct the independent accountant to revise his report to refer to restatements made to the audited financial statements and redate or dual-date the report.
87. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.
88. Your financial statements do not appear to be formatted properly for EDGAR purposes. Please review the guidance in the EDGAR Filer Manual concerning the format of tabular presentation, (see "Formatting Tables Wider than 80 Characters") and revise as appropriate.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at 202-942-1941 if you have questions regarding comments on the financial statements and related matters.
You may contact Roger Baer at 202-942-2965 if you have questions on the engineering comments. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:  	Joseph Emas
      By facsimile to 305-531-1174
??

??

??

??

Peter Forst, President
First Corporation
February 16, 2005
Page 1